Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenix Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 20th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown — 404-303-8840 x1005 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenix Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 13, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENIX SECURITIES, LLC

REPORT PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

FENIX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to SEC Rule 17a-5(d)
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Fenix Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenix Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 29, 2021

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 24,979
Clearing deposits, cash	175,039
Due from clearing brokers	326,119
Assets subject to dispute resolution	473,380
Prepaids and other assets	4,326
Total assets	**$1,003,843**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Commissions payable	$ 168,591
SBA EDIL loan	108,363
Loan	33,869
Due to officer	30,000
Accrued expenses	8,163
Total liabilities	348,986
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)	-
MEMBERS' EQUITY	654,857
Total liabilities and members' equity	**$1,003,843**

The accompanying notes are an integral part of these financial statements.

FENIX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company is: a securities broker-dealer registered since August 2012 with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC").

Revenue recognition

The Company records commission revenue from customer securities transactions and related and expenses on a trade-date basis. The Company records fee revenue from customer use of market access technology based on the terms of the respective customer agreements. The Company records a portion of the margin interest paid by its customers to the Company's clearing broker based on the terms of the clearing agreement.

Receivables

Receivables are carried at their estimated collectible amounts based on experience with the customer and current economic conditions. The Company has evaluated balances due as of December 31, 2020 to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded as of December 31, 2020.

Agreements with clearing brokers

The Company maintains fully disclosed clearing agreements with one or more clearing brokers and does not carry or clear customer accounts. All customer transactions are introduced to, and executed and cleared by, its clearing brokers on behalf of the Company. The Company's agreements with its clearing brokers provides that as clearing broker, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereto, including the preparation and distribution of customer's confirmations, and statements and maintenance margin requirements under the Act, and the rules of the Self-Regulatory Organizations of which the Company is a member.

Under the terms of the fully disclosed clearing agreements the Company is required to maintain deposits with the clearing brokers, which totaled $175,039 as of December 31, 2020.

The Company had $326,119 due from its clearing brokers as of December 31, 2020. The Company has a 1 year 8% note with a clearing broker, which at December 31, 2020 was $33,869.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2020 was $868, included in General and administrative expenses shown on the Statement of Income.

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its members are taxed on their respective share of the Company's earnings. The Company is subject to New York City Unincorporated Business Tax.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. Federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties relating to income taxes were incurred as of and for the year ended December 31, 2020.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*
Basis of Accounting and Trading and Valuation of Securities *(continued)*

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company could access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New Accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended then. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements take as a whole.

NOTE 3 – LEASES

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2020, the Company had net capital and net capital requirements of $177,151 and $23,267, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 7.61 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

On July 1, 2015, the Company entered into a Foreign Associate Agreement with a Senior Officer of the Firm (amended October 1, 2018) under which the Company recorded compensation of $557,000 during the year ending December 31, 2020, of which $30,000 was payable as of December 31, 2020.

The Company earned approximately 10.5% of its revenues from transactions related to one foreign asset management firm with which it has entered into a Foreign Finders Agreement. Under the agreement the Foreign Finder introduces customer accounts and transactions to the Company and receives compensation based on the income generated by those transactions. The compensation expense paid to the Foreign Finder for the year ended December 31, 2020 is included in amount of commission expense reported on the Statement of Income.

The Company earned approximately 15.7% of its revenue from transactions in customer accounts introduced by an affiliated investment advisor with which it has entered into an Advisory Brokerage Agreement. Under the agreement the Company establishes brokerage accounts for clients of the investment advisor and executes transactions introduced to the Company by Foreign Investment Advisors on behalf of their advisory clients. The relationship between the Foreign Investment Advisor and the advisory client is covered by a separate Client Advisory Agreement to which the Company is not a party. All advisory accounts and transactions are carried by the clearing firms. In accordance with the Advisory Brokerage Agreement the Company is authorized to deduct fees and charges from the accounts of advisory clients and forward those funds to the affiliated investment advisor, who in turn pays a portion of the advisory fees to the Foreign Investment Advisors. The advisory fee expense amount of $430,766 paid to the affiliated investment advisor for the year ended December 31, 2020 is included in amount of commission expense reported on the Statement of Income.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing brokers, involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 – PENDING LEGAL MATTERS

April 2019, the Company was informed by its clearing broker, Axos Clearing LLC ("Axos"), that Axos considered the Company in breach of its fully disclosed clearing agreement and ceased executing and clearing the Company's customer orders. Axos claimed the Company breached the clearing contract and thereby terminated the agreement without notice. Axos claimed it was entitled to a termination penalty under the provisions of the clearing agreement subsequently withdrew all of the Company's funds and securities held by in the proprietary accounts of the Company. In May 2019, Axos filed an arbitration claim against the Company with the FINRA Dispute Resolution forum seeking payment of approximately $709,000 as the remaining balance of the termination penalty.

Management strongly believes the Company did not breach any portion of the clearing contract and the action taken by Axos was itself a breach of the clearing agreement. The Company has filed counterclaims against Axos in excess of $500,000 seeking compensation for lost revenue, damages, and other compensation from Axos. The Management believes it has a strong counterclaim for damages and plans to continue to vigorously defend itself from the allegations of Axos and intends to present its case before a panel of FINRA Dispute Resolution arbitrators. Included in assets on the statement of financial condition are assets subject to dispute resolution in the amount of $473, 380. As of the date of these financial statements, the arbitration case is in the discovery process between the parties and is not expected to be sufficiently developed to proceed to the hearing process until October 2021. As such, the Company did not record any contingent liability relating to this matter as of December 31, 2020.

NOTE 8 – SBA ECONOMIC INJURY DISASTER LOAN

The Company signed the loan documents under the SBA Economic Injury Disaster Loan ("EIDL") of the CARES Act on June 17, 2020 and received the loan proceeds of $105,000 on June 18, 2020. The receipt of these funds is dependent on the Company having initially qualified for the loan. Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to working capital needs (as defined in the CARES Act) of the Company that, while permitted, would not result in forgiveness of a corresponding portion of the loan. This $105,000 loan is aggregate indebtedness of the Company at December 31, 2020. It has a 3.75% annual interest.

NOTE 9 – COVID-19 IMPACT

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.